                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __ )*

                         HELENE CURTIS INDUSTRIES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0004232361
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                             DAVID K. ROBBINS, ESQ.
                    Fried, Frank, Harris, Shriver & Jacobson
    725 S. Figueroa Street, Suite 3890, Los Angeles, CA 90017 (213) 689-5800
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 4, 1994
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 0004232361                           Page     2     of    14     Pages
                                                    ---------    ---------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SHAMROCK HOLDINGS OF CALIFORNIA, INC.

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                      (b) / /
          NOT APPLICABLE

- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          00

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   / /

          NOT APPLICABLE
- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA

- --------------------------------------------------------------------------------
               7    SOLE VOTING POWER

NUMBER OF                373,900 SHARES OF COMMON STOCK

SHARES       ------------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY                 -0-
             ------------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

                         373,900 SHARES OF COMMON STOCK
REPORTING
             ------------------------------------------------------------------
PERSON         10   SHARES DISPOSITIVE POWER

WITH                     -0-
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          373,900 SHARES OF COMMON STOCK


- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                      / /

          NOT APPLICABLE
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5% OF COMMON STOCK

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO
- --------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

          This Statement relates to the common stock, par value $0.50 per share (the "Common Stock") of Helene Curtis Industries, Inc. (the "Company"). The Company's principal executive offices are located at 325 North Wells Street, Chicago, Illinois 60610.

ITEM 2.   IDENTITY AND BACKGROUND

(a)-(c). This Statement is being filed by Shamrock Holdings of California, Inc., a California corporation ("SHOC"). The principal executive offices of SHOC are located at 4444 Lakeside Drive, P.O. Box 7774, Burbank, California 91510-7774. All of the capital stock of SHOC is held by Shamrock Holdings, Inc., a Texas corporation ("Shamrock"), whose principal executive offices are located at 4444 Lakeside Drive, P.O. Box 7774, Burbank, California 91510-7774. Shamrock, together with its subsidiary corporations including SHOC, is a holding company engaged primarily in television broadcasting, real estate development and the making of investments. Roy E. Disney ("Disney") and his wife, Patricia
A. Disney, own approximately 4.5% of the common stock of Shamrock. Roy Patrick Disney, Susan Disney Loughman, Abigail Edna Disney and Timothy J. Disney (the "Disney Children") own an aggregate of approximately 40% of the common stock of Shamrock. In addition, Disney is the sole trustee of eight trusts established for the benefit of the respective Disney Children which hold an aggregate of approximately 55.5% of the common stock of Shamrock.

     The directors and executive officers of SHOC and Shamrock and their principal occupation or employment are as follows:

                             Position with                  Principal Occupation
     Name                  SHOC and Shamrock                    or Employment
     ----                  -----------------                    -------------
Roy E. Disney            Chairman of the Board      Vice Chairman of the Board of
                         of Directors of each of    Directors of Walt Disney Company (an
                         SHOC and Shamrock          international company engaged in
                                                    family entertainment with its principal
                                                    executive offices located at 500 South
                                                    Buena Vista Drive, Burbank, California);
                                                    Chairman of the Board of Directors of
                                                    Shamrock; Chairman of the Board of
                                                    Directors of Shamrock Capital Advisors,
                                                    Inc. ("SCA") (a closely-held company
                                                    providing management and consulting
                                                    services principally to Trefoil Capital
                                                    Investors, L.P. ("Trefoil") and
                                                    businesses in which Trefoil invests,
                                                    with its principal executive offices
                                                    located at 4444 Lakeside Drive, Burbank,
                                                    California 91510).

Patricia A. Disney       Vice Chairman of the       Vice Chairman of the Board of
                         Board of Directors of      Directors of Shamrock and SHOC,
                         each of SHOC and           Trefoil Investors, Inc., the General
                         Shamrock                   Partner of Trefoil ("TII"), and SCA.

Stanley P. Gold          President of each of       Chief Executive Officer of L.A. Gear,
                         SHOC and Shamrock          Inc. (an international company engaged
                                                    in the design, manufacture and
                                                    distribution of casual and athletic-
                                                    style footwear); President and Managing
                                                    Director of TII and SCA; President of
                                                    SHOC.

Karen K. Merrell         Executive Vice President   Executive Vice President of SHOC.
                         of SHOC

Robert G. Moskowitz      Executive Vice President   Managing Director of TII and SCA;
                         and Secretary of each of   Executive Vice President of SHOC.
                         SHOC and Shamrock

George J. Buchler        Vice President, Chief      Chief Financial Officer of SHOC.
                         Financial Officer,
                         Treasurer and Assistant
                         Secretary of SHOC;
                         Treasurer and Assistant
                         Secretary of Shamrock

Diane Sutter             Senior Vice President of   Senior Vice President of Shamrock.
                         Shamrock


          The business address of all of the persons set forth above, other than Ms. Merrell, is 4444 Lakeside Drive, P.O. Box 7774, Burbank, California 91510. The business address of Ms. Merrell is 2 Gapanov Street, Tel Hahomer, Ramat Gran, Israel 52621.

(d)-(f) During the last five years, to the best knowledge of each of SHOC and Shamrock, none of the persons named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the individuals named above is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The total amount of funds used by SHOC to purchase the 373,900 shares (the "Shares") of Common Stock purchased by it through May 4, 1994 was $9,839,046.50 (including brokers' commissions) all of which was derived from margin borrowings from SHOC's trading account at Goldman, Sachs & Co. None of the Shares were pledged as security for the margin borrowings.

ITEM 4.   PURPOSE OF TRANSACTION.

          SHOC acquired the Shares for investment purposes. However, subject to market and general economic considerations, the business affairs and financial condition of the Company, the availability of Common Stock at favorable prices and alternative investment opportunities available to SHOC and other factors that SHOC may deem relevant, SHOC may sell all or some of the Shares or acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise.

          Subject to the foregoing, SHOC has no plans or proposals which relate to or would result in any such transaction, event or action as is enumerated in paragraphs (a) through (j) of Item 4 to the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          (a) SHOC is the beneficial owner of 373,900 shares of Common Stock, constituting approximately 5.5% of the issued and outstanding Common Stock based on the Company's Form 10-Q for the quarter ended November 30, 1993.

          (b) SHOC has the sole power to vote and sole power to dispose of the Shares.

          (c) All transactions in shares of Common Stock effected by SHOC during the 60 days preceding the Event Date reported on page 1 of this Statement and since such date are set forth below. All shares were acquired in the open market on the New York Stock Exchange through normal brokerage transactions.


     Trade Date             No. of Shares             Price Per Share*
     ----------             -------------             ---------------
       5/4/94                  15,000                      24 1/2
       5/4/94                  20,000                      24 1/2
       5/4/94                  25,000                      24 1/2
       5/4/94                  15,000                      24 1/2

_______________
   *Excludes $0.06 per share commission

          (d)  See Item 6, below.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          SHOC has an oral agreement with Michael M. Rubey, an independent contractor, pursuant to which SHOC has agreed to pay Mr. Rubey a finder's fee with respect to SHOC's investment in the Company in an amount equal to 10% of the net profits realized by SHOC if the Shares owned by SHOC are subsequently sold.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 --   Margin Account Agreement between Shamrock Holdings of
               California, Inc. and Goldman, Sachs & Co.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  May 13, 1994

                                        SHAMROCK HOLDINGS OF CALIFORNIA, INC.



                                        By:  /s/ Robert G. Moskowitz
                                            -----------------------------------
                                             Name:  Robert G. Moskowitz
                                             Title:  Executive Vice President

                                  EXHIBIT INDEX


                                                                            Page
                                                                            ----

Exhibit 1 --   Margin Account Agreement                                        9
               between Shamrock Holdings
               of California, Inc. and Goldman,
               Sachs & Co.